FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s Laboratories Limited intends to make a recommended public offer for OctoPlus N.V.,” October 22, 2012.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Laboratories Limited intends to make a recommended public offer for OctoPlus N.V.

Hyderabad, India, October 22, 2012

Dr. Reddy’s Laboratories Limited (NYSE:RDY) (“Dr. Reddy’s”), together with its subsidiaries, announces the intended public offer to acquire the issued and outstanding shares of OctoPlus N.V. (Euronext Amsterdam: OCTO) (“OctoPlus”), a service based specialty pharmaceutical company, for an offer price of € 27.39 million (cum dividend) in cash, representing 100% of the issued and outstanding ordinary shares. The offer price represents a premium of 30% over the closing price of OctoPlus as of the EoD October 19, 2012.

Dr. Reddy’s currently holds an irrevocable commitment from shareholders representing over 50% of OctoPlus’s issued and outstanding shares. Further, the Executive Board and the Supervisory Board of OctoPlus have unanimously recommended the Offer to the remaining shareholders.

This deal will help expand the expertise and scientific capabilities of Dr. Reddy’s.

G V Prasad, Vice-Chairman and CEO of Dr. Reddy’s said, “As we globalize our R & D efforts, we are looking forward to build a research base in Leiden (Netherlands). The acquisition helps us ramp up our technology capabilities in drug delivery.”

Assuming that the requisite numbers of shares are tendered by the balance share holders, the transaction is likely to be concluded by the end of the current fiscal year.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

For more information please contact:

Investors and Financial Analysts:	Media:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297	S Rajan at rajans@drreddys.com / +91-40-49002445
Saunak Savla at saunaks@drreddys.com / +91-40-49002135
Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: October 22, 2012	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary

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